U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For August 7, 2014

Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

Suite 4400, 500 Centre Street SE

PO Box 2850

Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2014

ENCANA CORPORATION (Registrant)

By:	/s/ Patricia M. Orr
Name: Patricia M. Orr
Title: Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.	The following documents have been filed with Canadian securities commissions:

99.1	Interim Report to Shareholders for the period ended June 30, 2014, including the Unaudited Interim Condensed Consolidated Financial Statements and Management’s Discussion and Analysis for the said period.